Exhibit 99.75

Volaris updates guidance for the second quarter of 2021:

Positive cash generation in the quarter,

EBITDAR margin in the low to mid-thirty percent range

Mexico City, Mexico. May 20, 2021 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, updates guidance for the second quarter of 2021.

Over the past three weeks the Company has seen a material improvement in sales for both the domestic Mexican market and the transborder US international market. While the recovery from COVID-19 has been difficult to predict and a high level of uncertainty remains, based on current trends the Company is adjusting the guidance it provided during its first quarter 2021 earnings call for the second quarter 2021 as follows:

•	Capacity for the second quarter measured in available seat miles (ASMs) is now projected to be in the range of 110% to 113% of 2019 second quarter capacity.

•	The Company expects to generate positive cash in the quarter in the range of US$800,000 to US$1,000,000 per day. This is after fully meeting contractual repayment obligations deferred in previous quarters which are now due in this quarter.

•	Total operating revenues per available seat mile (TRASM) is now projected to increase between 8% and 10% as compared to the same period of 2019.

•	EBITDAR margin for the second quarter is now projected to be in the low to mid-thirty percent range driven by improved TRASM levels.

2Q21 Guidance
	Revised	Original
Capacity (ASMs vs. 2Q19)	110% - 113%	110%
Average daily cash burn/generation	Cash generation of US$ 0.8M - US$ 1M	Cash burn of ~US$ 0.6M
TRASM (Peso cents vs. 2Q19)	8% - 10%	In line with 2Q19
EBITDAR margin (% range)	Low to mid 30's	High 20's

The information included in this current report on Form 6-K has not been audited. Additionally, this current report on Form 6-K contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this current report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this current report. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 170 and its fleet from four to 87 aircraft. Volaris offers more than 425 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100